

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2014

Kwang Hyun Kim
Chief Executive Officer
RadTek, Inc.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

   Re: RadTek, Inc.
     Registration Statement on Form S-1
     Filed April 29, 2014
     File No. 333-195548

Dear Mr. Kim:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include risk factor disclosures to highlight such issues.

  a) What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

b)   Considering that you currently do not have an audit committee financial expert, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

2.   Please tell us if Dutchess is a registered broker-dealer.

Risk Factors, page 8

3.   We note your disclosure on page 10 that a significant portion of your operations is conducted out the United States. To the extent you engage in hedging activities or swap transactions, such as currency swaps, please revise to include related risks. Also include currency risks here or elsewhere as applicable.

4.   We note your disclosure on page 25 that you have "established clients." To the extent you are dependent on a few major clients, please revise this section to include related risks.

5.   We note your disclosure on page 51 with respect to your operations in Korea. Please revise your risk factor on page 10 or create a separate risk factor to disclose any material risks related to operations in that country.

Our auditors have raised substantial doubt…, page 8

6.   We note your disclosure on page 50 with respect to the going concern consideration. Please revise your disclosure here to include the losses incurred by the company.

Investment Agreement, page 18

7.   Please revise to discuss the purpose of the "suspension price" and to give a hypothetical example.

Operations, page 25

8.   We note your disclosure on page 24 that you were originally incorporated for the purpose of providing management consulting services to small and medium sized private companies in Taiwan. Please revise your disclosure to indicate when the business purpose changed and why.

Marketing Strategy, page 25

9.   Please revise to identify and quantify the number of "established clients."

10.   Please revise to list the various locations in the United States and internationally where you intend to offer your products and services.

Management's Discussion and Analysis of Financial Condition, page 27

Results of Operations, page 28

11.   Please revise your disclosure to provide the actual drivers for your revenues and discuss your key performance indicators. In this regard, please expand the discussion to list factors that contributed to changes in line items of your financial results, quantifying each significant factor. Also, please discuss in detail the underlying reasons for the changes. For your cost of sales, please expand your disclosure to separately discuss the cost of sales and/or services rendered for each type of sale/service provided.

12.   In connection with the preceding comment, please discuss how the Food Inspection, Portable X-ray Scan, and Container Inspection systems each contributed to your revenues. Also, differentiate, if possible, between revenues earned from the sale of your systems and from the servicing of your products.

13.   We note your disclosure on page 25 under operations. Please expand your disclosure here to discuss the results of your different business focus.

Officer and Director Information, page 30

14.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve as a director for you in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

15.   For each of your officers, as applicable, please revise to discuss the business experience during the past five years, including the specific dates the officer served in each role.

Shareholder Borrowings, page 35

16.   Please revise to identify the shareholder and discuss the repayment terms. Refer to Item 404 of Regulation S-K.

Authorized Capital, page 36

17.   Please revise to fix the reference to "sixty million."

Report of independent registered public accounting firm, page 43

18.   Your auditor's report expresses an opinion on your 2013 financial statements. Please tell us why you did not provide audited financial statements for two years as required by Rule 8-02 of Regulation S-X.

Consolidated Balance Sheets, page 44

19.   We note your Investment decreased from $352,000 to $4,998 during 2013. Please tell us the nature of this decrease and how you accounted for the decrease.

Consolidated Notes to Financial Statements, page 49

Note 1 – Nature of Business, page 49

(a) Description of Business, page 49

20.   We note you accounted for your acquisition of a company listed on the OTC Market as treasury stock. Please tell us the authoritative accounting literature management relied upon to account for this transaction.

Note 11 – Significant Contracts, page 57

21.   Please file all material agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 60

22.   We note your disclosure on page 27 that for the year ended December 31, 2013, you received $282,646 from the issuance of common shares. Please revise this section to provide the information required by Item 701 of Regulation S-K or advise.

Item 17. Undertakings, page 61

23.   Please revise to include the undertakings required by Item 512(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel